SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13G
                                     (RULE 13d - 102)

   Information to be included in statements filed pursuant to 13d-1(b), (c) and
     (d) and amendments thereto filed pursuant to 13d-2(b)

                                    (Amendment No. 3)*

Sunshine Mining and Refining Company
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

867833105
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, New
York, New York  10176
Tel: (212) 986-6000
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on the following pages)

                                       (Page 1 of 7)



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Page 7 of 1


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  2,779,375

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  2,779,375

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,779,375

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.1%

12.      TYPE OF REPORTING PERSON*

                  PN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  3,151,336

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  3,151,336

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,151,336

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.8%

12.      TYPE OF REPORTING PERSON*

                  PN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors, Inc.
                  (f/k/a Martley International, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  3,151,336

7.       SOLE DISPOSITIVE POWER

                  0
8.       SHARED DISPOSITIVE POWER

                  3,151,336

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,151,336

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.8%

12.      TYPE OF REPORTING PERSON*

                  CO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock, $.01 par value (the "Common Stock") of Sunshine Mining and Refining Company (the "Issuer") beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P. and its wholly-owned subsidiaries ("Westgate"), and Elliott International Capital Advisors, Inc. (f/k/a Martley International, Inc., "EICA") (together, the "Reporting Persons") as of August 24, 2000, and amends and supplements the
Schedule 13G dated February 14, 2000, as amended, filed by the Reporting Persons (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                  Elliott beneficially owns $10,395,000 principal amount of the Issuer's 8% Senior Exchangeable Notes due August 25, 2000 ("8% Notes") which are convertible into 1,299,375 shares of Common Stock, and Warrants expiring August 21, 2003 exercisable for 1,480,000 shares of Common Stock.

                  Westgate and EICA together beneficially own $7,000,000 principal amount of 8% Notes, which are convertible into 875,000 shares of Common Stock, Warrants expiring May 22, 2001 exercisable for 86,336 shares of Common Stock, and Warrants expiring August 21, 2003 exercisable for 2,190,000 shares of Common Stock.

                  The amount of shares of Common Stock into which Elliott, Westgate, and EICA's warrants are exercisable is limited, pursuant to the terms of such instruments, to that amount which would result in Elliott, Westgate and EICA together having beneficial ownership of Common Stock not exceeding 9.99% of all of the outstanding shares of Common Stock (the "Ownership Limitation"). Each of Elliott, Westgate and EICA therefore disclaims beneficial ownership of 1,150,020 shares of Common Stock in the aggregate pursuant to the Ownership Limitation.

                  Together, and in accordance with the Ownership Limitation, Elliott, Westgate and EICA have beneficial ownership of an aggregate of 4,780,691 shares of Common Stock.

          (b)      Percent of class:

                  Elliott's beneficial ownership of 2,779,375 shares of Common Stock constitutes 6.1% of all of the outstanding shares of Common Stock.

                  Westgate  and  EICA's   aggregate   beneficial   ownership  of
                  3,151,336 shares of Common Stock, constitutes 6.8% of all of the outstanding shares of Common Stock.

                  Together, Elliott, Westgate and EICA's beneficial ownership of 4,780,691 shares of Common Stock constitutes 9.99% of all of the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Elliott has sole power to vote or direct the vote of 2,779,375 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote

                  Westgate and EICA together have shared power to vote or direct the vote of 3,151,336 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of

                  Elliott has sole power to dispose or direct the disposition of 2,779,375 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                  Westgate and EICA together have shared power to dispose or direct the disposition of 3,151,336 shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The shares of Common Stock beneficially owned by Elliott are held by The Liverpool Limited Partnership, a Bermuda corporation and a wholly-owned subsidiary of Elliott Associates, L.P.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                        SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: August 25, 2000

                                    ELLIOTT ASSOCIATES, L.P.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By:     Elliott International Capital
                                            Advisors, Inc.,
                                            as Investment Manager


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President


                                    ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President